Exhibit 97
TYSON FOODS, INC.
CLAWBACK POLICY

The Board of Directors (the “Board”) of Tyson Foods, Inc. (the “Company”) hereby adopts a comprehensive policy that allows the Company to recover, to the extent permitted by applicable law, Incentive Compensation (as defined below), in whole or in part, following certain events, or conduct on the part of a Subject Employee (as defined below) that adversely affects the Company or any of its affiliates (collectively, “Tyson”). The Board has adopted the Clawback Policy (the “Policy”) set forth below, effective with respect to awards or grants of Incentive Compensation made on or after October 1st, 2023 (the “Effective Date”).

Administration

The Compensation and Leadership Development Committee of the Board (the “CLDC”) shall have full power and authority to administer the Policy. Any determination by the CLDC shall be made by votes taken pursuant to the CLDC Charter and the Company’s By-Laws, as they may be amended from time to time. All such actions taken by the CLDC shall be conclusive and binding on each Subject Employee, directly or indirectly, affected by such action.

Employees Subject to Policy

Each Subject Employee (as defined below) shall be deemed to have accepted continuing employment on terms that include compliance with the Policy, to the extent of its otherwise applicable provisions, and to be contractually bound by its enforcement provisions. Subject Employees who cease employment or service with Tyson shall continue to be bound by the terms of the Policy with respect to Incentive Compensation subject to this Policy.

Definitions

Capitalized terms used in this Policy shall have the following meanings:
“Clawback Rules” means Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any applicable rules or standards adopted by the SEC thereunder (including Rule 10D-1 under the Exchange Act) or the New York Stock Exchange pursuant to Rule 10D-1 under the Exchange Act (including Section 303A.14 of the New York Stock Exchange Listed Company Manual), in each case as may be in effect from time to time.

“Excess Incentive Compensation” means the amount of Incentive Compensation paid based on the erroneous data in the original financial statements issued with respect to the Lookback Period over the amount of Incentive Compensation that the CLDC determines would have been paid had the award or payment been based on the restated financial statements with respect to the Lookback Period. Restricted stock and RSU awards that vest solely on the basis of continued service and do not vest in whole or in part on the attainment of any Financial Reporting Measures, as well as stock options, are excluded for purposes of determining Excess Incentive Compensation. Any amount of Excess Incentive Compensation shall be computed without regard to any taxes paid.

“Financial Reporting Measure” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures derived wholly or in part from such financial information, and stock price and total shareholder return, that is used to determine the grant, vesting, or payout of a Subject Employee’s Incentive Compensation.

Exhibit 97
“Improper Conduct” means any of the following:

(a)any willful and wrongful conduct or willful and wrongful omission by the Subject Employee that injures or is reasonably likely to cause injury to the reputation or business of Tyson;
(b)any act by the Subject Employee of intentional misrepresentation, embezzlement, or misappropriation or conversion of assets of Tyson;

(c)the Subject Employee is convicted of, confesses to, pleads no contest to, or becomes the subject of proceedings that provide a reasonable basis, after due inquiry, for Tyson to believe that the Subject Employee has engaged in a felony;

(d)the Subject Employee’s intentional violation of his or her fiduciary duty to Tyson or of a written policy of Tyson, including, without limitation, the Company’s Code of Conduct and any written policies relating to harassment, discrimination or retaliation; or

(e)any violation by the Subject Employee of a restrictive covenant concerning non- competition, employee or customer non-solicitation, non-disparagement or confidentiality.

“Incentive Compensation” means any of the following forms of compensation earned during any portion of the Lookback Period:

(a)annual bonuses and other short- or long-term cash incentives not otherwise considered base salary, regular hourly pay, overtime, and commissions;

(b)stock options;

(c)SARs;

(d)restricted stock and RSUs;

(e)performance-based stock (including performance-based RSUs); and

(f)any other equity or cash award that is based on Financial Reporting Measures, including the value of the Company’s capital stock.

“Lookback Period” means:

(a)for purposes of Part A of the “Recovery Events” section below, (A) the three (3) completed fiscal years of the Company immediately preceding the date that is the earlier of: (1) the date the Board, a committee of the Board or an authorized officer of the Company concludes, or reasonably should have concluded, the previously issued financial statements contain a material error and the Company triggers a Restatement Event; or (2) the date a court, regulator or other legally authorized body directs the Company to undergo a Restatement Event, and (B) any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years; or

(b)for purposes of Part B of the “Recovery Events” section below, the three (3) most recently completed fiscal years prior to, and the portion of the current fiscal year up to and including, the date the CLDC concludes that a Subject Employee has engaged in Improper Conduct.

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“Recoverable Incentive Compensation” means:

(a)With respect to performance-based Incentive Compensation, a pro rata portion of any award or grant equal to the total amount of such award or grant multiplied by a fraction, the numerator of which is the number of days in the applicable performance period of such award or grant that coincide with the Recovery Period, and the denominator of which is the total number of days in the applicable performance period; and
(b)With respect to Incentive Compensation that vests solely on the basis of continued service, a pro rata portion of any award or grant equal to the total amount of such award or grant multiplied by a fraction, the numerator of which is the number of days in the Vesting Period for such award or grant that coincide with the Recovery Period, and the denominator of which is the total number of days in the Vesting Period.

“Recovery Period” means the portion of the Lookback Period that coincides with or follows the earliest known act or occurrence of Improper Conduct.

“Restatement Event” means an event in which the Company is required to prepare an accounting restatement of its financial results due to material noncompliance of the Company with any financial reporting requirements under the securities laws, including any required accounting restatement that results from the correction of an error that is material to the previously issued financial statement(s), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“RSU” means restricted stock unit.
“SAR” means stock appreciation right.
“Subject Employee” means each current or former employee who serves or served as an “officer” (as defined pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), and each member of the Enterprise Leadership Team, in accordance with a list of such members maintained by the Company’s Chief Human Resources Officer, employed by Tyson at any time during a fiscal year which includes or commences after the Effective Date.

“Vesting Period” means, with respect to awards or grants of Incentive Compensation that vest solely on the basis of continued service, the number of days between the grant date and the vesting date or, in the event of a Subject Employee whose employment terminates on the basis of death, disability, retirement (as defined by the applicable Plan or award agreement) or through participation in the Officer Separation Component of the Executive Severance Plan of Tyson Foods, Inc. before the vesting date, the number of days between the grant date and the date of such termination of employment.

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Recovery Events

A.Miscalculation of Financial Reporting Measure Results Constituting a Restatement Event

This Policy shall be triggered as to all Subject Employees if a Restatement Event occurs. Subject to the Policy’s enforcement provisions and in compliance with the Clawback Rules, in the event of a Restatement Event, the Company shall seek to recover an amount equal to the Excess Incentive Compensation related to the applicable performance period(s) to which the Restatement Event relates reasonably promptly after the Company discovers that such a recovery is owed pursuant to this Policy.

For purposes of this Part A, Incentive Compensation is related to a Restatement Event if the Incentive Compensation relates to any portion of the Lookback Period, regardless of the timing of payment, distribution or exercise of any award.

To the extent Excess Incentive Compensation relates to awards that are unpaid or unvested, the Company shall cancel such unpaid or unvested awards of Incentive Compensation in an amount equal to the Excess Incentive Compensation related to such awards.

B.Improper Conduct

If the CLDC concludes that a Subject Employee has engaged in Improper Conduct, and that such Improper Conduct occurred during the Lookback Period, subject to the enforcement provisions of the Policy, the Company shall seek recovery of any amount of Incentive Compensation paid with respect to the Recovery Period. To the extent Recoverable Incentive Compensation relates to awards that are unpaid or unvested, the Company shall cancel such unpaid or unvested awards of Incentive Compensation in an amount equal to the Recoverable Incentive Compensation related to such awards.

In each such instance of Improper Conduct, the amount required to be returned, repaid or forfeited by the Subject Employee shall be determined by the CLDC. A recovery or forfeiture under these circumstances may be effected even if the Improper Conduct did not result in an award or payment greater than what would have been awarded or paid absent the Improper Conduct.

Enforcement

In pursuing the enforcement of Part A of the “Recovery Events” section of this Policy, and in accordance with any applicable laws or regulations requiring the recovery of any amount of Incentive Compensation, including the Clawback Rules, the CLDC will consider whether recovery of any Excess Incentive Compensation would be impracticable, which for purposes of this Policy means that:

(a)the direct expenses paid to a third party to assist in enforcing the Policy against a Subject Employee would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Excess Incentive Compensation, documented such reasonable attempt(s) and provided such documentation to the New York Stock Exchange;
(b)the recovery would violate any applicable law that was adopted prior to November 28, 2022, provided that the Company has obtained an opinion of local counsel, acceptable to the New York Stock Exchange, that recovery would result in such a violation and a copy of such opinion is provided to the New York Stock Exchange; or
(c)the recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Exhibit 97
In pursuing the enforcement of Part B of the “Recovery Events” section of this Policy, and in accordance with any applicable laws or regulation requiring the recovery of any amount of Incentive Compensation, the CLDC will consider:

(a)the nature, extent, and egregiousness of any Improper Conduct;
(b)the financial and reputational harm caused to Tyson resulting from such Improper Conduct;
(c)whether asserting a claim against the Subject Employee may violate any applicable law or prejudice Tyson’s interests in any way;
(d)whether the cost and administrative burden of attempting to recover any amount of Incentive Compensation is likely to exceed the amount to be recovered; and
(e)any other factors it deems relevant to the determination.
The CLDC shall seek to recover any Excess Incentive Compensation or Recoverable Incentive Compensation, as applicable, owed by a Subject Employee through one or more of the following methods, as selected by the CLDC and subject to applicable law, including Section 409A of the Internal Revenue Code of 1986, as amended, and the Clawback Rules:

(a)reimbursement of the amount of an affected cash payment received as Incentive Compensation;

(b)recovery of shares, or an equivalent cash value as of the date the Subject Employee constructively receives such award (e.g., date of settlement or delivery of shares under a restricted stock unit award, exercise of a nonqualified stock option or SAR, etc.), of any affected equity-based award received as Incentive Compensation;

(c)offset of the Incentive Compensation from any compensation otherwise owed to the Subject Employee by Tyson;

(d)cancellation of an affected equity award received as Incentive Compensation, whether vested or unvested; or

(e)any other remedial and recovery action permitted by law.

The CLDC shall reasonably promptly seek recovery of Excess Incentive Compensation or Recoverable Incentive Compensation, as applicable, by first making a written demand for repayment from the Subject Employee and, if the individual does not tender timely repayment in response to such demand, the CLDC shall then pursue the other remedies contemplated by the Policy, including seeking a court order against the individual for such repayment.

The CLDC shall make a reasonable determination of the amount of any Excess Incentive Compensation or Recoverable Incentive Compensation, as applicable, subject to recovery or cancellation under this Policy. For example, where the recovery is triggered by the adjustment of a Financial Reporting Measure that has been established on a formulaic basis, the Company shall seek to recover, at the direction of the CLDC, any amount awarded or paid in excess of the amount that would have been paid based on the correctly calculated Financial Reporting Measure result. Where the matter is not subject to mathematical recalculation directly from the information adjusted, the CLDC shall seek to recover the amount, if any, by which the payment or award should have been reduced as a result of such adjustment, based on a reasonable estimate of the effect of the accounting restatement on the applicable Financial Reporting Measure result. In making a determination of the amount of any Excess Incentive Compensation or Recoverable Incentive Compensation, as applicable, attributable to equity-based awards, the amount of Incentive Compensation considered to be received by a Subject Employee shall be determined on the basis of the value of each such equity-based award at the time the Subject Employee constructively receives such award (e.g., date of settlement or delivery of shares under a restricted stock unit award, exercise of a nonqualified stock option or SAR, etc.), whether such award has vested in full or in part.

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The amount of any Incentive Compensation subject to recovery shall be determined without regard to any taxes paid, or other amounts withheld, from the wages of the Subject Employee on such Incentive Compensation.

Reporting and Disclosure

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of U.S. federal securities laws, including any disclosure required by applicable SEC rules.

No Indemnification

The Company shall not indemnify any Subject Employee against the loss of any Incentive Compensation effected pursuant to this Policy and/or pursuant to the Clawback Rules, including any payment or reimbursement for the cost of third-party insurance purchased by any Subject Employee to cover any such loss under this Policy and/or pursuant to the Clawback Rules. Further, the Company shall not enter into any agreement that exempts any Excess Incentive Compensation from the application of this Policy or the Clawback Rules or that waives the Company’s right to recovery of any Excess Incentive Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date). Any purported indemnification shall be null and void ab initio.

Amendment or Termination

The CLDC may amend or terminate this Policy from time to time in its discretion, including as required to comply with the rules of the Securities and Exchange Commission and the New York Stock Exchange implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Any such amendments shall be binding on awards or grants of Incentive Compensation made after the effective date of such amendment(s). No such amendments may be given a retroactive effective date.

Other Recoupment Rights

The CLDC intends that this Policy will be applied to the fullest extent of the law. The CLDC may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date expressly require a Subject Employee to abide by the terms of this Policy; however, the absence of any such express provision in any such agreement shall not prevent application of the Policy to Subject Employees. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to Tyson pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement or any other legal remedies available to Tyson.

Non-Exclusivity of Remedies

Application of the Policy does not preclude the Company from taking any other action to enforce a Subject Employee’s obligations to Tyson, including termination of employment or institution of civil or criminal proceedings or any other remedies that may be available to Tyson with respect to inappropriate conduct on the part of the Subject Employee.

Exhibit 97
Interpretation and Non-Exclusivity of Policy
The CLDC is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Clawback Rules. The terms of this Policy shall also be construed and enforced in such a manner as to comply with applicable law, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and any other law or regulation that the CLDC determines is applicable. In the event any provision of this Policy is determined to be unenforceable or invalid under applicable law, such provision shall be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required by applicable law. The terms of this Policy are in addition to any recoupment required or permitted by contract or by law.

Beneficiaries and Representatives

The Policy shall be binding and enforceable against all Subject Employees and their beneficiaries, estates, executors, administrators, and other legal representatives.